SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2008	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: May 27, 2008	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	News Release dated May 27, 2008

NEWS RELEASE FOR IMMEDIATE RELEASE

Enhance Energy and Agrium Sign CO2 Agreement
May 27, 2008 — ALL AMOUNTS ARE STATED IN U.S.$
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) and Enhance Energy Inc., a Calgary-based energy company specializing in enhanced oil recovery (EOR), announced today they have signed an agreement for Agrium to supply CO2 to Enhance’s EOR projects.
The supply of CO2 will be used in several EOR projects under development by Enhance Energy, including the previously announced joint venture with Fairborne Energy Ltd. for the Clive, Alberta project.
“We are proud to partner with Agrium for our CO2 supply, which enables us to produce more oil while at the same time safely sequestering CO2 that would otherwise have been emitted to the atmosphere,” said Susan Cole, President of Enhance Energy Inc. “By implementing the first major EOR projects in Alberta, we believe Enhance will lead the way for other projects that will become more viable because of our CO2 pipeline system.”
Once Enhance’s pipeline project comes on stream, expected in 2011, Agrium will begin to supply CO2 to the project thereby significantly reducing Agrium’s CO2 emissions. Agrium has been supplying CO2 for enhanced oil recovery for many years from their Borger, Texas nitrogen facility.
“We recognize the potential of this project and look forward to working with Enhance to make a significant reduction in Alberta’s greenhouse gas emissions,” said Ron Wilkinson, Senior Vice President of Agrium and President of Agrium Wholesale.
About Enhance Energy Inc.
Enhance Energy Inc. is a Calgary-based company that specializes in EOR involving the permanent sequestration of CO2. Enhance Energy uses CO2 to recover oil that would otherwise remain in the reservoir. To learn more, please visit www.enhanceenergy.com.
About Agrium
Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.

Forward-Looking Statements
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of Agrium’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, general economic, market and business conditions, changes in government policies and programs, timing of completion of the pipeline project or other third-party performance factors. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.
FOR FURTHER INFORMATION:
Investor/Media Relations:
Hilary Pettersen
Brookline Public Relations for Enhance Energy Inc.
P: 403-538-5641 ext. 107
C: 403-969-6983
E: hpettersen@brooklinepr.com
Richard Downey, Senior Director, Investor Relations
Agrium Inc.
(403) 225-7357
Ashley Harris, Manager, Investor Relations
Agrium Inc.
(403) 225-7437
Contact us at: www.agrium.com